FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 of the Securities Exchange Act of 1934

                         For the month of December 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           GEMPLUS INTERNATIONAL S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X    Form 40-F
                                      ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes     No  X
                                     ---    ----
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2003: REBUILDING DESIGNED TO RESTORE PROFITABLE GROWTH

With the objective of competing effectively in a more challenging market environment, Gemplus is adjusting its cost base and re-focusing its approach to customers. In addition, it is leveraging its unique R&D capabilities with a view to strengthen its position in related software and services markets. It is therefore launching four key initiatives:

     o  Restoring the company to profitable growth
     o  Strengthening its regional presence for better customer responsiveness
     o Leveraging its unique R&D capabilities to capture software and services opportunities
     o  Building a more efficient organization

Luxembourg - December 9th 2002 - In line with the commitment made in the Q3 earnings announcement on October 31st 2002, Alex Mandl, Chief Executive Officer, today presents the strategic direction for Gemplus International SA (Paris
Euronext: Euroclear 5768, Nasdaq: GEMP

Background

telecommunication and banking markets are becoming more competitive, Gemplus' profitability is under pressure. This is further compounded by the emergence of new low cost manufacturers, especially in Asia. As a result, a new business model is being adopted designed to compete successfully in this changing environment.
Beyond that, there are key growth market opportunities in which Gemplus is already well positioned. These software and services platforms include Identity, Corporate Security and WLAN.

The strategy

Alex Mandl describes the strategy's objectives:

"This new business model, based on a competitive cost structure, stronger customer relationships, continuing emphasis on innovation and an efficient organization, is designed to put the company back on a path of profitable growth and enable it to offer innovative solutions to its customers.

The company has a number of existing advantages which should enable it to accomplish this. These include its unique technological capabilities, broad geographical coverage and a strong balance sheet.

Today, we are starting to take the right steps towards rebuilding the company during 2003. The full benefit of this initiative is expected to be seen in 2004."

Four key initiatives

1) Restoring the company to profitable growth

Gemplus intends to strengthen its market position. It is therefore adapting its cost structure and planning to restore its competitiveness in an environment where price is an overriding factor.

Despite good progress on cost efforts initiated in 2001 and 2002, an additional restructuring program needs to be implemented in response to further market deterioration and price erosion beyond earlier predictions.

This program encompasses a global reduction of about 1,000 employees, 483 of whom are in France. Manufacturing, G&A, and most other parts of the business will be impacted.

In France, the restructuring plan will not lead to any site closures and the volumes manufactured will remain comparable with 2002. Furthermore, the core of Gemplus R&D will remain in France, notably with the recent opening of its technological center in La Ciotat.

The program is expected to deliver savings in the range of 100 million euros for the full year. Including the 2002 restructuring plan, totals savings should exceed 200 million euros, the full benefit of which is expected to be seen in 2004.

In France, the Management has suggested that employee representatives organize a meeting of the Workers Council on December 16th, 2002, to present to them the French element of the restructuring program. Social measures will be negotiated according to the applicable legal process. The Management wishes to study and submit to trade unions all measures that could foster employees' voluntary departure initiatives, and more generally their redeployment.

2) Strengthening its regional presence for better customer responsiveness

Gemplus' significant customer base is an important advantage for the company. The strategic plan is designed to further build on that advantage

     o Strengthening customer relationships by getting closer geographically and commercially.
     o  Upgrading sales skills, support and product segmentation.

3) Leveraging its unique R&D capabilities to capture software and services opportunities

The strategic plan focuses on a number of promising high-value markets:

     o Software and Services in Wireless (SIM administration, content delivery, M-Payment, OTA platform).
        Gemplus is ranked n(degree)2 in OTA. Its strong capabilities and considerable progress made in this segment in 2002 should contribute to the objective of establishing a position as n(degree)1. This should enable the company to further strengthen its relationship with its customers.

     o  Identity
        This represents a large and fast-growing opportunity for Gemplus. Recent successes in this market provide the momentum to fully participate in similar programs around the world. Gemplus' unique technological skills in this area together with strategic partnerships should further drive the company's success.

     o Corporate security (cont(controlling access to buildings and information)
        Many organizations have learned that smart card technology is the best way to secure their networks. Gemplus, with its leading skills in the security arena, is well positioned to be a major player in this field.

     o  WLAN (Wireless Local Area Network)
        The functionality of this important technology is enhanced by using the smart card as the key to access control. Gemplus' innovative R&D capability currently gives it a leading position in this segment. The SIM card enables the identity control of WLAN users.

4) Building a more efficient organization

Current organizational capabilities will be refined with the following objectives in mind:

     o Making organizational efficiency an essential element in our low-cost competitive positioning
     o Improving the decision cycle and accelerating the time-to-market of innovative applications
     o  Defining clearer roles, missions and responsibilities

Summary positioning

In summary, this strategy is designed to position Gemplus in the following ways:

     o  The undisputed leader in the smart card arena
     o  A profitable and growing business capturing market share through:
           o  low-cost products
           o  innovative software and services
     o  Our customers' most highly regarded supplier and partner

Conference Call:
The company has scheduled a conference call for Monday 9th December 2002 starting at 3.30 pm Paris time. Callers may participate in the live conference call by dialing:
France: +33 (0) 1 70 70 81 98
UK: +44 (0) 207 984 75 72

Replays of the conference call will be available approximately two hours after the conclusion of the live conference call until December 13th:
+33 (0) 1 70 70 82 10 or +44 (0) 207 984 75 78. Access Code: 571575

About Gemplus

GEMPLUS: the world's leading provider of smart card solutions

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people's lives. These include mobile Internet access, inter-operable banking facilities, e-commerce and a wealth of other applications.
Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation. In 2001, Gemplus was the worldwide smart card leader in both revenues and total smart card shipments (source:
Gartner-Dataquest and Frost & Sullivan). Gemplus was also awarded Frost & Sullivan's 2002 Market Value Award for its exceptional performance.
Gemplus trades its shares on Euronext Paris S.A. First Market and on the NASDAQ Stock Market as GEMP in the form of ADSs. Its revenue in 2001 was 1 billion Euros.

Gemplus: Beyond Smart
www.gemplus.com

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

Contacts

Press

Gemplus
Marielle Bricman
Tel: 33 (0) 4 42 36 55 96
Mob: 33 (0) 6 74 68 72 82
Email: marielle.bricman@gemplus.com


Euro Rscg Corporate

Estelle Griffe
Tel: 33 (0) 1 41 34 41 28
33 (0) 6 23 75 09 23
Email: estelle.griffe@eurorscg.fr

Carine Senft
Tel: 33 (0) 1 41 34 42 23
33 (0) 6 20 98 34 09
Email: carine.senft@eurorscg.fr


Investors

Gemplus:
Yves Guillaumot
Tel: 41 22 544 50 65
Email: yves.guillaumot@gemplus.com

Fineo
Anne Guimard
Tel: 33 (0) 1 56 33 32 31
Email: guimard@fineo.com

(C)2002 Gemplus All rights reserved. Gemplus, the Gemplus logo and GemSense are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 10, 2002

                                         GEMPLUS INTERNATIONAL S.A.


                                         By: /s/ Stephen Juge
                                             -----------------------------------
                                             Name: Stephen Juge
                                             Title: Executive Vice President and
                                                    General Counsel